Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net





Duc Dang, Esq.
Division of Corporation Finance
Mail Stop 4561
U.S. Securities and Exchange Commission
Washington, D.C. 20549

June 19, 2007

Re: WFG Real Estate Income Fund, LLC
Amendment No. 3 to Offering Statement on Form 1-A
File No. 24-10163

Dear Mr. Dang:

We have the responses set forth below to the comments set forth in your letter of May 11, 2007. We have clearly marked by bold numerals on the enclosed filing exactly where the changes have been made in response to your comments. Our responses are as follows:

1. Please see revised disclosure in Part I – Notification

2. Section 18-201 of the Delaware Limited Liability Company Act provides for the formation of a Delaware Limited Liability Company by the filing of a Certificate of Formation. No issuance of securities is required. The provisions of the Section are as follows:

    "(a) In order to form a limited liability company, 1 or more authorized persons must execute a certificate of formation. The certificate of formation shall be filed in the Office of the Secretary of State and set forth:

    "(1) The name of the limited liability company;

    "(2) The address of the registered office and the name and address of the registered agent for service of process required to be maintained by § 18-104 of this chapter; and

"(3) Any other matters the members determine to include therein.

"(b) A limited liability company is formed at the time of the filing of the initial certificate of formation in the Office of the Secretary of State or at any later date or time specified in the certificate of formation if, in either case, there has been substantial compliance with the requirements of this section. A limited liability company formed under this chapter shall be a separate legal entity, the existence of which as a separate legal entity shall continue until cancellation of the limited liability company's certificate of formation.

"(c) The filing of the certificate of formation in the Office of the Secretary of State shall make it unnecessary to file any other documents under Chapter 31 of this title.

"(d) A limited liability company agreement may be entered into either before, after or at the time of the filing of a certificate of formation and, whether entered into before, after or at the time of such filing, may be made effective as of the formation of the limited liability company or at such other time or date as provided in the limited liability company agreement. (Last amended by Ch. 75, L. '95, eff. 8-1-95.)

3. The laws of almost every state contain provisions whereby an issuer may engage in the sale of its securities under a Regulation A exemption by means of a simple "notice filing." See for example, Section 10-5-9 of Chapter 5 of Title 10, Georgia Code entitled "Exempt Transactions." This Section exempts certain transactions from the registration requirements of the Georgia Securities Act, including the following:

"(5) Any transaction in securities pursuant to a registration statement effective under the Securities Act of 1933, as now or hereafter amended, or of securities exempt from the registration requirements of such Act pursuant to Regulation A, B, E, or F adopted under Section 3(b) or 3(c) thereof or pursuant to any other exemption under such sections which the commissioner has, by rule or regulation, approved, but only during the continuance of such exemption, provided that the commissioner has received prior to such sale:

"(A) A notice of intention to sell which has been executed by the issuer, any other person on whose behalf the offering is to be made, a dealer or limited dealer registered under this chapter, or any duly authorized agent of any such person   and which sets forth the name and address of the applicant, the name and

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address of the Issuer, and the title of the securities to be offered in this state;

"(B) A copy of the initial registration statement (excluding exhibits) or the notification on Form 1-A, 1-B, 1-E, or 1-F (or any form substituted therefor) and related offering circular or offering sheet (but excluding other exhibits) filed with the Securities and Exchange Commission or, in the case of an exemption under Section 3(b) or 3(c) of the Securities Act of 1933, which has been approved by the commissioner under this paragraph, copies of such information or documents as the commissioner may, by rule or regulation, require"

"(C) A filing fee of $250.00; and

"(D) A consent to service of process in the form prescribed by Code Section 10-5-18 which has been executed by the person who executed the notice of intention to sell unless such person has previously filed with the commissioner an irrevocable consent to service of process in the form prescribed by Code Section 10-5-18."

Perhaps you would like an introduction to this exemption in the Uniform Securities Act which is, I believe summarized on the NASAA website www.nasaa.org. If you would like we can provide you with a detailed citation to every single state statute providing this exemption, but I do hope that, you will just accept our word for it.

4. This is a "best efforts offering with no minimum." Please see revised language.

5. The two addresses are the same. Please see revised language.

6. We have received the language.

7. We have deleted the 4th paragraph on page 2.

8. We have deleted the 5th paragraph on page 2.

9. We have deleted the representations and warranties.

10. We have rewritten the "Who Should Invest" section (a) to set out a clear standard as to what "suitability" standard will be applied by the Fund and (b) to represent that state law suitability standards will be observed and complied with in each state where the Fund sells its securities.

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11. We have deleted the language in question.

12. We have deleted the language in question.

13. We have revised the language.

14. We have revised the language.

15. We have revised the language.

16. We have deleted the language.

17. We have deleted the language.

18. We have reviewed the text of the Preliminary Offering Circular to remove capitalization of non-defined terms other than proper names. We have also attached a glossary and referred to the glossary contained in the Operating Agreement for definitions of defined terms. If you wish we will duplicate this glossary in the Preliminary Offering Circular to add to its weight, bulk and general impenetrability.

19. We have revised the language the language.

20. We have revised the language to comply with your comment.

21. We have revised the language to comply with your comment. Again, we had perhaps tried to be too precise. A man's experience as a developer may come in handy as an investor. But it's no substitute for a "track record." However, it turns out that Bill Raike has had substantial experience as a real estate investor, too. This has been added to the document. See Management."

22. We have revised the language to comply with your comment. The "manager" in this case is a corporation. We have added appropriate disclosures as to prior performance of Mr. Raike. See "Management."

23. We have deleted the phrase "supporting the market demographics and general business indicators."

24. We have revised the language to comply with your comment.

25. We have revised the language to comply with your comment and with Section 7(c)(vi) of Industry Guide 5.

26. We have revised the language to comply with your comment.

27. We do not have the right to adjust the Use of Proceeds table. See revised language and our response to Comment 24 above.

28. We have revised the language to comply with your comment.

29. We have revised the language to comply with your comment and with Section 4(D) of Guide 5.

30. Your request has to do with the mechanics of internal accounting of net profits and losses for limited liability companies. As provided in Section 5.5 of the Operating Agreement the Manager makes a periodic and proportional allocation of net profits and losses for accounting and tax purposes to the Capital Accounts of all the Members. A limited liability company is a "pass through" entity for tax purposes. The allocated net profits and losses are therefore reported for tax purposes every year to each Member on Form K-1, adjusted as required under the Internal Revenue Code. While you might find the description of this allocation confusing and hard to follow, I can assure you that it is "standard disclosure" for offering circulars involving limited liability companies. Similarly the net profits interest of the Manager is debited to the Capital Accounts of the Members, pro rata, on a periodic basis for both accounting and tax purposes. It is normal for the Operating Agreement and Offering Circular to give the Manager the option of waiving all or part of the allocation to the Capital Account of a Member in a particular case. This might be done if the Member is a family member or friend or for the purpose of encouraging a larger investment by the Member.

31. Please see response to prior comment.

32. We have revised the language to comply with your comment.

33. We will distribute exclusively in cash. We have revised the language to comply with your comment.

34. We have revised the language to comply with your comment.

35. The only property owned by the Manager or affiliates in which the Fund would invest is a real estate development project. This has been described in the Offering Circular as you requested.

36. Yes, the real estate development project will be subject to independent evaluation, appraisal and oversight. We have revised the language to comply with your comment.

37. We have revised the language to comply with your comment. See also response to Comment No. 21.

38. There are not one but <u>two</u> disclosure issues at hand: (1) the issue of whether the prior experience of the manager and Mr. Raike as a developer is a legitimate predictor of how the Manager will do as an investor (eg. if they produced returns of over 10% a year doing development does this predict that they will be able to produce returns of over 10% per year as an investor) and (2) the issue of whether <u>as successful businessmen generally</u>, their past performance is a legitimate predictor of their general ability to manage the Fund in a competent manner. I hope you can understand our position: where (1) is concerned it is potentially misleading to compare <u>apples</u> to <u>oranges</u>. This is <u>never</u> allowed for mutual funds and investment advisers. There is no reason why it should be promoted for real estate. Where (2) is concerned the overall business success of the manager <u>as a manager</u> should certainly be relevant.

39. We have revised the language to include more detail on Mr. Raike's prior developer and investor experience to comply with your comment.

40. See the revised language in the Preliminary Offering Circular. The Manager does not presently have any interest as a Member of the Fund other than its contingent net profits interest. The Manager does not have any plans to become a Member. If it did so it would have to disclose this and put up cash like any other investor. The descriptive language to which you refer is placed in the Operating Agreement and is designed to cover any possible future situation, say 5 years from now, when the Manager does in fact have an interest. This language actually protects the investors by giving them the right to cause the Manager to give up any such interest that it could possibly have.

41. We have revised the language to comply with your comment.

42. We have revised the language to comply with your comment.

43. We have revised the language to comply with your comment.

44. We have revised the language to comply with your comment. Please note that we have deleted the reference to change in business objective.

45. We have revised the language to comply with your comment.

46. We have revised the language to comply with your comment.

47. We have revised the language to comply with your comment. Please note that the Fund is not a "tax shelter" and the investors expect to generate a profit.

48. We have revised the language to comply with your comment. Please note that the Fund does not choose the method of depreciation to be followed by the Projects.

49. We have revised the language to comply with your comment.

50. We have revised the language to comply with your comment.

51. We have revised the language to comply with your comment.

52. We have revised the language to comply with your comment.

53. We have revised the language to comply with your comment.

54. We have revised the language to comply with your comment.

55. We have revised the language to comply with your comment.

56. We have revised the language to comply with your comment.

57. We have revised the language to comply with your comment.

58. Under applicable state law if a party signs a contract provided by the other party, the signing party becomes irrevocably bound to the contract once the other party has signed.

59. We have revised the language to comply with your comment.

60. Please see response to Comment 3. We have revised the language to comply with your comment.

61. Rule 3a4-1 of the Commission's rules under the 1934 Act deals with the definition of a "broker." It clearly says that an associated person of an issuer is not a "broker" if that person fits within certain definitional conditions, one of which is that the person may not be an "associated person" of a broker dealer. Mr. Raike, as an "associated person" of Woodstock Financial Group, Inc., a registered broker dealer, does not qualify for this exemption.

Does this mean that he cannot participate in the offering? I don't think so. Section 3a4-1(b) clearly says that the fact that Mr. Raike doesn't fit the exemption shall not create a presumption that he is in violation of Section 15(a). Section 15(a)(1) states as follows (emphasis supplied):

"It shall be unlawful for any broker or dealer *which is* either a person *other than* a natural person or *a natural person not associated with a broker or dealer* which is a person other than a natural person (other than such a broker or dealer whose business is exclusively intrastate and who does not make use of any facility of a national securities exchange) to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security (other than an exempted security or commercial paper, bankers' acceptances, or commercial bills) unless such broker or dealer is registered in accordance with subsection (b) of this section."

In other words, Section 15(a) says, in effect, that if you are associated with a broker dealer (as Mr. Raike is) your are automatically treated as a "broker" (and not exempt under Rule 3a4-1) BUT you don't have to register as a broker under Section 15(b). That's because you are already "associated" with a registered broker dealer.

Under NASD Rule Code of Conduct rule 3040(d) Mr. Raike can participate in a "private securities transaction" for which he receives no selling compensation as long as he has notified his firm in writing and his firm has agreed. Section 3040(e)(1) defines a "private securities transaction" as a transaction not registered with the SEC.

62. Please see the response to Comments 43 and 44. Also please see additional language under Summary of Promotional and Sales Material. Please stop harassing us by repeating over and over again the same comments. We have no specific projects to invest in because we have no funds raised. We are not a "blank check company." We are not a fraud. Our business plan is to raise the funds to make investments in real estate projects and to disclose these investments to the investors when made. We have stated this and it is in accordance with industry practice. How any different is this, for example, from a mutual fund? Is the fund asked to identify the specific securities, amounts, dollars, prices, etc. in which it will invest before the funds have been raised? No, it is only required to describe its investment methods and strategies. So how should the disclosures here be any different? Or is the Staff saying that it is actually prejudiced against real estate funds and is using the comment process to foreclose them from being set up and sold to the public whereas mutual funds (which are 1940 Act regulated entities) may thrive without stating a thing about what specific securities they will buy.

63. We have complied with this comment.

64. We have revised the opinion to comply with this comment.

65. We have revised the opinion to comply with this comment.

66. We have revised the opinion to comply with this comment.

67.   We have revised the opinion to comply with this comment.

Please be kind enough to provide us with your usual large quantity of repetitive comments at your leisure. We are resigned to toiling with you throughout the summer to respond as professionally as we can to each and everyone of your comments and questions until that fateful day when you all look at each other and decide that there is nothing else you can do except let this thing go effective.

Yours sincerely,



Geoffrey T. Chalmers, Esq.

cc: WFG Real Estate Fund, LLC.